UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       May 2004

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated May 17, 2004

2.

News Release dated May 27, 2004

3.

News Release dated June 1, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  June 7, 2004            Signed: /s/ Christopher Dyakowski

                                                                  Christopher Dyakowski,

                                                                   Director

SAN TELMO ENERGY ANNOUNCES PRIVATE PLACEMENT AND

GRANTING OF STOCK OPTIONS

VANCOUVER, B.C., MAY 17, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) announces a non-brokered private placement for proceeds of CDN $2,800,000. The placement is for 4,000,000 units at a price of $0.70 per unit. Each private placement unit will consist of one common share and one common share purchase warrant. The warrants will be exercisable at a price of $0.82 for a period of two years. 700,000 of the private placement units will consist of one flow-through share and one common share purchase warrant.

The private placement is subject to approval by the TSX Venture Exchange.

The proceeds of this placement will be used to tie-in production at San Telmo’s recently announced gas discovery at Teepee Creek, Alberta and to drill an additional exploration well at Teepee Creek and for general corporate purposes.

Granting of Options

San Telmo has granted 1,900,000 director and employee options exercisable at a price of $0.82 for five years. These options will vest over time in accordance with the company’s stock option plan, which has been approved by the shareholders. In addition, the Company wishes to amend 1,100,000 director and employee options granted October 31, 2003 from an exercise price of $1.95 to $0.82.

The granting of stock options is subject to approval of the TSX Venture Exchange.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY APPOINTS CHIEF FINANCIAL OFFICER

VANCOUVER, B.C., MAY 27, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce the appointment of Stan Herdman as Chief Financial Officer. The appointment is effective immediately.

Mr. Herdman has 25 years experience as a Chartered Accountant, having held senior positions in a public accounting firm and in the oil and gas industry. His background includes work with PanCanadian Petroleum Limited (EnCana), a major Canadian public oil and gas company, where he was manager of the financial and general accounting department. During this time he directed and managed the preparation of financial reports for management, shareholders and regulatory bodies.

Mr. Herdman graduated from the University of Calgary in 1967 with a B.Sc. in Psychology. He obtained his Chartered Accountants designation in 1973 while working with KPMG. During his last five years with KPMG, Mr. Herdman supervised the firm’s small business practice, providing accounting services and tax and business management advice.

“We are pleased to have attracted someone of Stan Herdman’s caliber and experience to help take San Telmo to the next level,” said Brian Bass, President and Chief Executive Officer of San Telmo Energy. “Stan has a proven track record in financial management and strategic planning, which makes him a valuable addition to our executive management team as we implement plans for growth and maximize value for the company and its shareholders.”

William E. Schmidt, who has served as Chief Financial Officer for San Telmo on an interim basis, has stepped down. Mr. Schmidt remains a valued and active member of the Board of Directors.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY COMMENCES OIL AND GAS PRODUCTION

AT GORDONDALE; INCREASES PRODUCTION AT MCLEOD

VANCOUVER, B.C., June 1, 2004 – San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that, following completion of construction on its gas pipeline and oil facility, the 14-22 well at Gordondale commenced production on May 6, 2004 at an initial flow rate of 320 barrels of oil per day (bbls/d) (42 api) and 550,000 cubic feet of gas per day. As of May 26, 2004, Gordondale is flowing at 232 bbls/d and 1.03 million cubic feet of gas per day (mmcfd), total production since startup has been 4,000 barrels of oil and 13.2 million cubic feet of gas. The current flow rate equates to 403 barrels of oil equivalent per day (boe/d) at a 6:1 conversion. San Telmo has a 73.6% WI in the Gordondale project.

In order to ensure optimum recovery at Gordondale, San Telmo has submitted a Good Production Practices (GPP) application to the Alberta Energy Utilities Board. If the application is approved, San Telmo will continue to produce the Gordondale well at current levels.

McLeod: Production Increases

Production at San Telmo’s 6-18 well at McLeod has been increased to 900 mcfd plus 40 bbls/d of condensate. As of May 26, 2004, total production since the well was brought online has been 27.7 million cubic feet of gas and 670 barrels of condensate. Production at McLeod remains restricted due to limited compression in the area. Discussions are ongoing with the third party operator and San Telmo believes this issue will be resolved in the near future. Future production levels are expected to increase to approximately 2 mmcfd. San Telmo has a 70% WI in the McLeod project.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.